Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

March 8, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:        Sequoia Mortgage Trust 2010-H1

Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Forms 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Mr. Errett and Ms. Stasny:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are submitting a supplement to our correspondence dated March 1, 2013 (the “3/1/13 Response Letter”) which responded to the January 16, 2013 comment letter (the “1/16/13 Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”).

1.                  In the response to Comment #1 in the Staff’s 1/16/13 Comment Letter, Wells Fargo Bank, N.A. (“Wells Fargo”) undertook in the 3/1/13 Response Letter, with respect to any material instance(s) of noncompliance with applicable servicing criteria that is disclosed in any future Form 10-K filing(s), to describe in greater detail the extent or scope of any such instance of non-compliance and to submit to the Registrant disclosure of any such instance for the platform that involved a specific transaction for which a Form 10-K will be filed. The Registrant hereby undertakes to include any such disclosure received from Wells Fargo in the related Form 10-K filing(s).

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

2.                  In the responses to Comments 8, 9 and 10 in the Staff’s 1/16/13 Comment Letter, SunTrust Mortgage, Inc. made certain undertakings in the 3/1/13 Response Letter with respect to future Item 1122 reports. The Registrant acknowledges these undertakings by SunTrust Mortgage, Inc. as well as undertakings with respect to future Item 1122 reports made by First Republic Bank and PHH Mortgage Corporation in the Registrant’s response letter dated December 31, 2012 to the Staff’s comment letter dated November 2, 2012. The Registrant hereby undertakes to monitor future Item 1122 reports from each of the foregoing entities for compliance with their undertakings and to use its reasonable best efforts to include Item 1122 reports in future Form 10-K filings that are fully compliant.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:        Mr. Andrew Stone, Sequoia Residential Funding, Inc.